Mirae Asset Wealth Management (USA) Inc.

(A Wholly-Owned Subsidiary of Mirae Asset
Securities Holdings (USA), Inc.)

_____

(SEC I.D. No. 8-67945)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
EXEMPTION REPORT

CONTENTS

OMB APPROVAL
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SEC FILE NUMBER
8-67945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mirae Asset Wealth Management (USA), Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3701 Wilshire Blvd., Suite 101
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hyeon Goo Kim	213-262-3800	hg.kim@miraeassetusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann CPAs
(Name – if individual, state last, first, and middle name)

700 West 47th Street, Suite 1100	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jae Hong Ryu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mirae Asset Wealth Management (USA) Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALEKSANDRA DROZEN
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50106199
MY COMMISSION EXPIRES 6/5/2024

Signature: [signature]

Title: Chief Executive Officer

Aleksandra Drozen
Notary Public March 29, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 816.897.1387 ■ www.mhmcpa.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholder of
Mirae Asset Wealth Management (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mirae Asset Wealth Management (USA) Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Change in Accounting Principle

As discussed in Note 2 to the financial statements, management has elected to change the Company's method of accounting for income taxes. Our opinion is not modified with respect to that matter.

Supplemental Information

The supplemental schedules I and II (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Mayer Hoffman McCann CPAs

We have served as the Company's auditors since 2022.

New York, New York
March 31, 2022

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2021

Assets

Current assets:		
Cash and cash equivalents	$	3,311,738
Accounts receivable		397,677
Intercompany tax receivable		2,779,095
Prepaid expenses and other current assets		83,763
Total current assets		6,572,273
Investments, at fair value		4,137,939
Property and equipment, net		712,451
Operating ROU assets		1,218,343
Other assets		33,527
Total assets	$	12,674,533

Liabilities and Stockholder's equity

Current liabilities:		
Accounts payable and accrued expenses	$	137,254
Operating lease liabilities - current		270,871
Total current liabilities		408,125
Operating lease liabilities, net of current portion		1,191,546
Total liabilities		1,599,671
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock, par value $ 0.01; 100 shares authorized, and 70 shares issued and outstanding		—
Additional paid-in capital		8,841,180
Retained earnings		2,233,682
Total stockholder's equity		11,074,862
Total liabilities and stockholder's equity	$	12,674,533

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Statement of Operations
For The Year Ended December 31, 2021

Revenues:		
Advisory income	$	1,036,622
Realized gain on investment		488,482
Unrealized loss on investment		(496,372)
Rental income		32,093
Other		1,213
Total revenues		1,062,038
Expenses:		
Salaries & related expenses		665,302
Professional fees		492,834
Occupancy		374,386
Depreciation and amortization		178,914
Meals, travel & entertainment		29,106
Communications & data processing		89,607
Promotion cost		6,000
Office expenses		4,728
Insurance		42,883
Regulatory expense		5,942
Other		111,798
Total expenses		2,001,500
Loss before income tax expenses		(939,462)
Income tax expenses		248,128
Net loss	$	(1,187,590)

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2021

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance as of January 1, 2021, as previously reported	70	$ —	$ 8,841,180	$ 5,398,460	$ 14,239,640
Change in accounting principle for income taxes	—	—	—	(1,977,188)	(1,977,188)
Balance as of January 1, 2021	70	$ —	$ 8,841,180	$ 3,421,272	$ 12,262,452
Net loss	—	—	—	(1,187,590)	(1,187,590)
Balance as of December 31, 2021	70	$ —	$ 8,841,180	$ 2,233,682	$ 11,074,862

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
Statement of Cash Flows
For The Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(1,187,590)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net loss on investment		7,890
Depreciation and amortization		178,914
Noncash lease expenses		254,693
Change in operating assets and liabilities		
Accounts receivable		(155,120)
Intercompany tax receivable		(168,871)
Prepaid expenses and other current assets		21,266
Other assets		3,188
Accounts payable and accrued expenses		(230,057)
Operating lease liabilities		(284,915)
Security deposit received		(8,189)
Net cash used in operating activities		(1,568,791)
Cash flows from investing activities:		
Proceeds from sales of investments		10,532,939
Purchases of investments		(5,995,260)
Net cash provided by investing activities		4,537,679
Cash flows from financing activities		—
Net increase in cash and cash equivalents		2,968,888
Cash and cash equivalents, beginning of year		342,850
Cash and cash equivalents, end of year	$	3,311,738
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	$	417,000

1. ORGANIZATION

Mirae Asset Wealth Management (USA) Inc. ("MAWM" or the "Company") is a wholly-owned subsidiary of Mirae Asset Securities Holdings (USA), Inc. (the "Parent"), a Delaware corporation, which is a wholly-owned subsidiary of Mirae Asset Securities Co. Ltd. (the "Ultimate Parent"), a Korean corporation.

MAWM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, MAWM is a member of the Securities Investor Protection Corporation ("SIPC").

MAWM was incorporated in Delaware on April 24, 2008. MAWM is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

The Company may act as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. While MAWM does not currently have any agreement with a clearing firm, MAWM would execute and clear its U.S. securities trades through a third-party clearing firm, if necessary. Non-U.S. security trades would clear through its affiliates. These security trades would be settled on a delivery versus payment basis. There have been no such transactions during the year ended December 31, 2021.

MAWM provided investment advisory services in its capacity as a registered investment adviser to retail individuals and corporations. The Company discontinued the investment advisory services as of December 31, 2021.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Change in Accounting Principles – In 2021, the Company changed the method of accounting for income tax provision from benefits-for-loss accounting method (modified separate return method) to separate return method. The new method of accounting was adopted to more accurately reflect periodic results of operations. In addition, the new method is the preferred method for computing the income tax expense of a subsidiary of another entity included in consolidated tax returns. The cumulative effect of the change on retained earnings at January 1, 2021 was $(-)1,977,188, along with a decrease in deferred tax assets by $1,977,188 at January 1, 2021. The change decreased the 2021 income tax expenses and net loss by $230,485 on the accompanying statement of operations.

The following table presents the affected financial statement line items from the accounting method change as of and for the year ended December 31, 2021.

Statement of Financial Condition

	Modified separate return method	Separate return method	Changes
Deferred tax assets	$ 1,746,703	$ —	$ (1,746,703)
Retained earnings	$ 3,980,385	$ 2,233,682	$ (1,746,703)

Statement of Operations

	Modified separate return method	Separate return method	Changes
Income tax expenses	$ 478,613	$ 248,128	$ (230,485)
Net loss	$ (1,418,075)	$ (1,187,590)	$ 230,485

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates are becoming more challenging, and actual results could differ from those estimates.

Cash and Cash Equivalents – The Company's cash is held at major U.S. banks and an investment brokerage company. For the purpose of the statement of cash flows, the Company considers cash equivalents to include short-term, highly liquid investments with original maturity of three months or less. The Company maintains cash balances with financial institutions with high-credit ratings. From time to time, cash balances may exceed Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses on its deposit of cash since inception.

Accounts Receivable – Accounts receivable are customer obligations due under normal contract terms. Allowances for doubtful accounts are recorded based on historical experience or on a specific identification basis as potential uncollectible accounts receivable are identified. The Company provided no allowance for doubtful accounts as of December 31, 2021.

Investments – Investment transactions are accounted for on a trade date basis. Realized gains and losses and movements in unrealized gains and losses are recognized in the statement of operations and determined on a first-in-first-out ("FIFO") basis. Investments held will earn dividend income which is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

MAWM is considered to be a broker-dealer within the scope of ASC 940 Financial Services – Brokers and Dealers ("ASC 940"), which require investments to be held at fair value through the statement of operations. Movements in fair value are recorded in the statement of operations at each valuation date.

The Company accounts for its investment purchases and sales on the statement of cash flows based upon the intended purpose of the investment. Purchases and sales of investments made for the purposes of trading and short-term capital appreciation are treated as operating activities in the statement of cash flows. Purchases and sales of investments made for the purposes of interest and dividend income and long-term capital appreciation are treated as investing activities in the statement of cash flows.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Leases – The Company determines if an arrangement is a lease at inception. The Company recognizes operating lease right-of-use (ROU) assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. The present value of the future lease payments is calculated for each operating lease using each respective remaining lease term and a corresponding estimated incremental borrowing rate, which is the interest rate that the Company estimates the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments. The lease term is defined as the noncancelable period of the lease plus any options to extend when it is reasonably certain that the Company will exercise the option.

The Company excludes variable lease payments (such as payments based on an index or reimbursements of lessor costs) from its initial measurement of the lease liability. The Company recognizes leases with an initial term of 12 months or less as lease expense over the lease term and those leases are not recorded on the statement of financial condition. The Company accounts for lease and non-lease components within a contract as a single lease component for the real estate leases.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (Income Taxes). Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

The Company is included in the federal consolidated and state combined tax returns of the Parent. The Company's income tax provision is prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in the combined financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. The financial statements reflect the Company's portion of income taxes payable as if the Company had been a separate taxpayer. The intercompany tax receivable from the Parent under the separate tax return method amounted to approximately $2,779,095 at December 31, 2021 on the accompanying statement of financial condition.

3. REVENUES

Revenue Recognition

Revenues are recognized when the promised services is provided to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations before the service is transferred, and discretion in establishing the price.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts using an investment advisory reporting platform. The Company provides ongoing investment advice and performs administrative services on these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's investment advisory services is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. The value of the client portfolio can be determined on a monthly basis.

The Company provides advisory services to select clients through a third-party investment manager who manage their clients' investment portfolio. The Company is the principal in many of these arrangements as the Company is responsible for satisfying certain performance obligations, including hiring and firing the third-party investment manager. In other instances, the Company may refer its clients to a third-party investment platform and receive a share in the asset-based fees charged to the client by the third-party.

The Company provides asset management services to Mirae Asset Global Investment (USA), LLC ("MAGI"), the Company's related party, for managing certain trusts invested by Mirae Asset Securities and Investments (USA), LLC ("MASI"), a sister company (see Note 4).

In addition, the Company provides a certain general and administrative services to MASI for a fixed monthly fee of $15,460 (see Note 4).

Rental Income

Rental income was earned on a straight-line basis from its subtenant. The Company earned rental income from one customer, which was a related party (see Note 4).

Realized and Unrealized Gains (Losses)

The Company earns realized gains (losses) from the sale or settlement of investments. The Company records unrealized gains (losses) from changes in fair value of financial instruments held at fair value.

4. RELATED PARTY TRANSACTIONS

The Company has following transactions and balances with related parties as of and for the year ended December 31, 2021:

- The Company has a management agreement with MASI to provide the general administrative services. For the year ended December 31, 2021, the Company generated $188,720 as a management services income, which was included in advisory income in the accompanying statement of operations. As of December 31, 2021, the outstanding balance of the management fee receivable from MASI was $15,460, and it was recorded under accounts receivable in the accompanying statement of financial condition.

- The Company made a subcontract agreement with MAGI for certain administrative works for trusts invested by MASI. The aggregate service fee income for the trusts amounted to $353,145 for the year ended December 31, 2021, and the fee income is recorded under advisory income in the accompanying statement of operations. As of December 31, 2021, the outstanding balance of the service fee income receivable from MAGI was $382,217, and it was recorded under accounts receivable in the accompanying statement of financial condition.

- The Company subleased one office space to MAGI with a base rental income of $8,020 per month plus parking through April 2021. Total rental income from MAGI was $ 32,093 for the year ended December 31, 2021.

- The Company has a professional services agreement with the Parent to receive certain advisory services in relation to its investments. For the year-ended December 31, 2021, the Company incurred the expenses of $5,000, which is included in the professional fees in the accompanying statement of operations.

- The Company held an investment in Exchange-Traded Fund (ETF) through Mirae Asset Securities (USA), Inc ("MAS"), which is also wholly owned by the Parent. For the year ended December 31,

2021, the Company recorded unrealized losses of $496,372 and realized gains of $488,482 for this investment.

- The Company's cash in the amount of $3,000,000 was deposited in MAS as of December 31, 2021.

5. FAIR VALUE

The Company accounts for certain assets and liabilities in accordance with ASC 820, Fair Value Measurement and Disclosures that establishes a framework for measuring fair value. The framework defines fair value and expands disclosures about fair value measurement. The standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction as prescribed by the guidance.

The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurement based on the transparency of information used in the valuation of an asset or liability as of the measurement date. Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. The type of assets and liabilities in Level I include listed equities and other securities held in the name of the Company and exclude listed equities and other securities held indirectly through commingled funds.

Level II - Pricing inputs, including broker quotes, are generally those other than exchange quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the asset and liabilities and include situations where there is little, if any market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation. Assets and liabilities that are included in this category generally include privately held investments and partnership interests.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2021, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The assets measured at fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below as of December 31, 2021:

Assets	Level 1		Level 2		Level 3		Total Investments	
Mutual funds	$	3,937,939	$	—	$	—	$	3,937,939
Certificate deposits		200,000						200,000
Total investments, at fair value	$	4,137,939	$	—	$	—	$	4,137,939

The fair values of the mutual funds and certificate deposits are the market value based on quoted market prices. The Company has the ability to access the active market.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2021, property and equipment are comprised of the following:

Computer and office equipment	$	72,263
Furniture and fixture		140,115
Leasehold improvements		1,558,005
Total-at cost		1,770,383
Less accumulated depreciation and amortization		(1,057,932)
Property and equipment, net	$	712,451

Depreciation and amortization expense for the year ended December 31, 2021 was approximately $179,000.

7. LEASES

The Company leases office space under a noncancellable operating lease contract, and the Company does not have any finance leases as of December 31, 2021. Operating leases are included in operating ROU assets and operating lease liabilities in the statement of financial condition.

The components of lease cost for the year ended December 31, 2021 was as follows:

Operating lease cost	$	374,386
Short-term lease cost		—
Finance lease cost		—
Total	$	374,386

Supplemental cash flow information for leases for the year ended December 31, 2021 was as follows:

Cash paid for amounts included in the measurement of lease liabilities	$	325,687
ROU assets obtained in exchange for lease obligations	$	—

A reconciliation of the undiscounted cash flows to the discounted operating lease liabilities at 12/31/2021 was as follows:

Year ending December 31:	Undiscounted future lease payments	
2022	$	304,821
2023		313,319
2024		322,535
2025		331,916
2026		283,877
Total lease payments		1,556,467
Less interest		(94,050)
Net lease payments	$	1,462,417

Lease expense for operating leases, consisting of lease payments, is recognized on a straight-line basis over the lease term.

Weighted-average remaining lease term and weighted-average discount rate at 12/31/2021 are as follows:

Weighted-average remaining lease term	57 months
Weighted-average discount rate	2.57%

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2021, the Company had net capital of $6,989,090 which was $6,739,090 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 5.46%.

9. INCOME TAXES

Income tax expenses for the year ended December 31, 2021 is summarized as follows:

	Current		Deferred		Total	
Federal	$	—	$	—	$	—
State		248,128	$	—		248,128
	$	248,128	$	—	$	248,128

The difference between the effective tax rate and the federal statutory rate was mainly due to state income taxes, permanent difference items, and changes in the state tax rates. The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax asset as of December 31, 2021 is as follows:

	Total
Deferred tax assets:	
Net operating losses	$ 1,722,237
Lease accounting	62,672
Accrued expenses	31,909
State taxes - prior year	7,365
Other	3,912
Total gross deferred tax asset	1,828,095
Deferred tax liabilities:	
Depreciation	(81,227)
Other	(165)
Total gross deferred tax liabilities	(81,392)
Net deferred tax assets	1,746,703
Less valuation allowance	(1,746,703)
Total net deferred tax assets	$ —

ln assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely

than not the Company will not realize the benefits of these deductible differences. Accordingly, the Company recorded a valuation allowance of $1,746,703 against its deferred tax assets at December 31, 2021. The valuation allowance increased by $1,746,703 for the year ended December 31, 2021.

There are no unrecognized interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2021. The Company files income tax returns in the federal jurisdiction, as well as state jurisdictions, and are subject to routine examinations by the respective taxing authorities. The tax years from inception through December 31, 2021, remain subject to examination by all major taxing authorities due to net operating loss carryovers. At December 31, 2021, the Company has net operating loss carryforwards available to offset future federal taxable income of approximately $7,607,000 for federal income tax purposes.

The Company is no longer subject to U.S. federal income tax examination for years before 2018 or state income tax examination for years before 2017. California Franchise Tax Board (FTB) commenced an examination of the Company's tax returns for 2018 and 2019 in March 2021. The examination was closed with no changes as of January 24, 2022.

10. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to the legal limit. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $29,652 in matching contributions to the 401(k) Plan for the year ended December 31, 2021, and is included in salaries and related expenses in the accompanying statement of operations.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection to acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

12. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions from the balance sheet date of December 31, 2021 through March 31, 2022, the date at which the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure under ASC 855, *Subsequent Event.*

SUPPLEMENTAL INFORMATION

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
SCHEDULE I: COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Shareholder's Equity	$ 11,074,862
Non-allowable assets:	
Accounts receivable	397,677
Intercompany tax receivable	2,779,095
Property and equipment, net	712 451
Prepaid expenses and other current assets	83,763
Other assets	33,527
Total non-allowable assets	4,006,513
Net capital before haircuts on securities positions	7,068,349
Haircuts on securities positions	79,259
Net capital	6,989,090
Aggregate indebtedness	25,422
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	250,000
Excess net capital	6,739,090
Percentage of aggregate indebtedness to net capital	5.46%

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding unaudited amended FOCUS Report Part II of Form X-17-5 Part IIA as of December 31, 2021, amended and filed as of March 31, 2022.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings (USA), Inc.)
SCHEDULE II: COMPUTATION FOR THE DETERMINATION OF THE RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.



Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 816.897.1387 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mirae Asset Wealth Management (USA) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Mirae Asset Wealth Management (USA) Inc. (the "Company") identified that they are relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann CPAs

New York, New York
March 31, 2022




**Mirae Asset Wealth Management
(USA), Inc.**

Exemption Report


Mirae Asset Wealth Management (USA), Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or fund received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Mirae Asset Wealth Management (USA), Inc.

I , _____Jae Hong Ryu_____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: CEO

March 31, 2022



Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 816.897.1387 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Mirae Asset Wealth Management (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Mirae Asset Wealth Management (USA) Inc. (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences; and

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Mayer Hoffman McCann CPAs

New York, New York
March 31, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mirae Asset Wealth Management (USA) Inc
3701 Wilshire Blvd
Suite 101
Los Angeles CA 90010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charlene F Wilson 623-533-4407

2. A.	General Assessment (item 2e from page 2)	$1,543
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	( )
C.	Less prior overpayment applied	(7,903)
D.	Assessment balance due or (overpayment)	(6,360)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(6,360)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mirae Asset Wealth Management (USA), Inc
(Name of Corporation, Partnership or other organization)

Jae Ryu Digitally signed by Jae Ryu Date: 2022.03.01 12:22:00 -05'00'
(Authorized Signature)

Dated the 28th day of February, 2022.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/21
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,062,038

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts. 7,889

        Total additions 7,889

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 9,089

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 32,093

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions 41,182

2d. SIPC Net Operating Revenues $1,028,745

2e. General Assessment @ .0015 $1,543

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

   (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

   (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

   If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

3

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation